Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 3, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10728
Inflation Hedge Portfolio, Series 53
(the “Trust”)
CIK No. 1967012 File No. 333-270972

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response: If the Trust has exposure to any Funds which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

2.If the Trust has exposure to any underlying ETFs that invest in floating-rate instruments or bonds that reference LIBOR, please add risk disclosure.

Response:If the Trust’s final portfolio has exposure to Funds that invest in floating-rate instruments or bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon